C21 Investments completes acquisition of Swell Companies

VANCOUVER, May 27, 2019 – C21 Investments Inc. ("C21", "C21 Investments" or the "Company") (CSE:CXXI and OTC: CXXIF) today announced that it has completed the acquisition of all of the issued and outstanding shares in Oregon-based Swell Companies Limited ("Swell").

Swell has a 10,000-square foot processing facility in Portland, Oregon and has expansion rights for an additional 18,000 square feet, adjacent to the primary facility. Swell currently employs 41 full-time industry professionals in the extraction and manufacturing of THC and CBD derived products. Swell’s commitment to quality, innovation, and execution has established Swell as an early leader in the competitive Oregon market. Swell’s brands include Dab Society Extracts and Hood Oil.

"Swell is the Company’s fifth completed acquisition in the United States," said Robert Cheney, President and CEO of C21 Investments. "Acquiring Swell fulfills a critical segment of our expansion strategy, positioning C21 as a competitive player in the rapidly growing consumer packaged goods segment of the industry by bolstering our extraction and manufacturing expertise across all of our operations."

In consideration for the acquisition, C21 issued to the vendors of the Swell shares (the "Vendors") 1,266,667 common shares of the Company ("Common Shares") at a deemed issue price of US$3.00 per Common Share and warrants to purchase 1,200,000 Common Shares at a price of CA$1.50 per Common Share until May 24, 2024. The Company further agreed to pay to the Vendors: (a) on or before July 1, 2019, the sum of US$500,000 in cash; (b) on or before September 30, 2019, the sum of US$350,000 in cash, (c) on November 23, 2020, the sum of US$1,370,586 by issuing to the Vendors 456,862 Common Shares at a deemed issue price of US$3.00 per Common Share, and (d) on May 23, 2021, the sum of US$7,350,000 by issuing to the Vendors 2,450,000 Common Shares at a deemed issue price of US$3.00 per Common Share (subject to reduction by 307,692 Common Shares in certain events); provided however that if the average closing price of the C21 Shares on the Canadian Securities Exchange over the fifteen (15) trading days immediately preceding such last payment date is less than CA$3.75 per share then the Vendors may elect by a notice in writing to the Purchaser to receive up to US$5,000,000 of such US$7,350,000 amount in cash. The Company also agreed to issue to the Vendors up to an additional 6,000,000 Common Shares at a deemed issue price of US$3.00 per Common Share over a period of up to seven years upon the achievement of certain earn-out conditions.

"Consumption of cannabis oil derived products, such as vapes, has grown substantially across all markets" said Alleh Lindquist, CEO of Swell. "This segment is quickly becoming the most significant component of the industry and with the support of C21, Swell is poised to rapidly expand its consumer packaged goods product offerings in existing and new markets."

About C21 Investments Inc.
C21 is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. The acquisition of Swell is expected to add to the Company’s ability to compete aggressively within the rapidly expanding cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:
Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include (i) the impact of the Swell acquisition on the ability of the Company to implement its business plans and expansion strategy and to compete, grow revenue and EBITDA and (ii) the ability of C21 to support the expansion of Swell’s business.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, consumer acceptance of the Company’s products, the failure to execute on its acquisition and expansion strategies, competitive factors in the industries in which C21 Investments operates, the Company’s inability to finance current or future operations, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments. The forward-looking statements contained in this news release represent the Company’s expectations as of the date hereof, and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:	Investor contact:
Graeme Harris	Dave Goad
S2C Inc.	Investor Relations
graeme@strategy2communications.com	dave.goad@cxxi.ca
+1 416 402-7050	+1 833 BUY-CXXI (289-2994)

Michael Kidd
Chief Financial Officer and Director
michael.kidd@cxxi.ca
+1 833 BUY CXXI (289-2994)